UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Executive Director

On January 6, 2026, the board of directors (the “Board”) of Davis Commodities Limited (the “Company”) accepted the resignation of Ms. Zhu Meiju as Executive Director of the Company, effective the same day. Ms. Zhu resigned for personal reasons, and her resignation was not the result of any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies, or practices.

At this time, the Company does not intend to appoint an immediate replacement for Ms. Zhu.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: January 14, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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